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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE CATTLESALE COMPANY
(f/k/a Dynacore Holdings Corporation)
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

149479 10 7
(formerly 26779T 30 8)
(CUSIP Number)

Tom F. Perles
Chief Financial Officer
AEI Environmental, Inc.
710 North York Road
Hinsdale, Illinois 60521
(630) 325-4232 ext. 222
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

AUGUST 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)	Page 1 of 5 pages

CUSIP No. 149479 10 7	13D	Page 2 of 5 Pages

1.	Name of Reporting Person AEI ENVIRONMENTAL, INC. I.R.S. Identification No. of Above Person (Entities Only). (Intentionally Omitted)

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[X]

6.	Citizenship or Place of Organization COLORADO

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 10,487,596

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,487,596

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,487,596

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) CO

STATEMENT ON SCHEDULE 13D
PURSUANT TO RULE 13D-1
UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1. SECURITY AND ISSUER.

        This amended Statement on Schedule 13D (this “Statement”) relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”) of The CattleSale Company (f/k/a Dynacore Holdings Corporation), a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9901 IH-10 West, Suite 800, San Antonio, Texas 78230.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby supplemented as follows:

    (a)   - (f) This Statement is being filed by AEI Environmental, Inc., a Colorado corporation (the “Reporting Person”). There is no change to report for Item 2 as of the date of this Amendment No. 2.

CUSIP No. 149479 10 7	13D	Page 3 of 5 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

    (a)        The response to Item 6 is incorporated by reference.

    (b)  -  (j)    Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    There is no change to report for Item 5 except for the addition of the following:

    (c)        The Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days, except for the following:

        Between July 11 and August 12, 2003, the Reporting Person disposed of in private transactions a total of 800,650 shares of the Company’s Series B Preferred Stock and 2,392,610 shares of the Company’s Common Stock, all of which shares were originally acquired in the transaction previously disclosed in Item 3. The aforementioned Series B Preferred Stock is convertible into 5,804,713 shares of the Company’s Common Stock. All of the aforementioned shares of Series B Preferred Stock and Common Stock were distributed either to holders of the Reporting Person’s Senior Secured Convertible Promissory Notes or other debt upon the respective note holder’s election to exercise to convert the debt, or, to a lesser extent, represented contracted amounts or grants approved by the Reporting Person’s board of directors for services rendered to the Reporting Person. Following is a summary of those individuals and organizations who received in excess of 1% of the Company’s outstanding Common Stock, on a fully converted basis:

	Common Stock	Percent of Total Outstanding

MPI Venture Management. LLC *	1,401,927	3.58%
Horace H. Work	1,209,505	3.09
Douglas A. Dyer **	1,093,221	2.79
John T. Zick	676,907	1.73
Bruce A. Brown	575,548	1.47
Broadstreet Investment
Management, LLC ***	498,732	1.27
Others (individually less than 1%)	2,741,483	7.00
	8,197,323	20.93%

*	Messrs. David W. Pequet and Mark A. Margason each own 50% of MPI Venture Management, LLC, and both are directors of the Company and the Reporting Person.

**	Includes 575,045 shares owned in joint tenancy with James H. Brennan. Mr. Dyer is a director of the Reporting Person.

***	Broadstreet Investment Management, LLC is a venture fund, managed by Messrs Douglas A. Dyer and James H. Brennan.

After giving effect to these transactions, the Reporting Person is the beneficial owner of 10,487,596 shares, or 26.8%, of the outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Schedule 13D is supplemented as follows:

        The shareholders of the Reporting Person and the holders of the Senior Secured Convertible Promissory Notes of the Reporting Person (the “Promissory Notes”) have approved a Plan of Reorganization of the Reporting Person pursuant to which all of the Series B Preferred Stock and Common Stock acquired in the transaction previously disclosed in Item 3 will be (i) distributed to the holders of the Promissory Notes and other creditors of the Reporting Person, (ii) sold in private transactions to raise working capital to sustain the Reporting Person’s operations during a “wind-down” period, and (iii) any balance will be distributed on a pro rata basis to the shareholders of the Reporting Person.

        Other than as described in this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 149479 10 7	13D	Page 4 of 5 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

None

SIGNATURES After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct. Dated: August 22, 2003

AEI ENVIRONMENTAL, INC. By: /s/ Tom F. Perles ————————————— Tom F. Perles President, Chief Financial Officer and Secretary

CUSIP No. 149479 10 7	13D	Page 5 of 5 Pages

APPENDIX A

Executive Officers and Directors of AEI Environmental, Inc.

        Unless otherwise indicated below, each director and executive officer of the Reporting Person is a U.S. citizen and has his or her business address c/o AEI Environmental, Inc., 710 North York Road, Hinsdale, Illinois 60521.

NAME	PRINICIPAL OCCUPATION OR EMPLOYMENT

David W. Pequet, Director	President, MPI Investment Management, Inc., 710 North York Road
Hinsdale, Illinois 60521.

Mark A. Margason, Director	Managing Partner, MPI Investment Management, Inc.,
710 North York Road, Hinsdale, Illinois 60521.

Edward L. McMillan, Chairman	Concord Partners, LLC, Mark Twain Plaza, Suite 325,
101 Vandalia Street, Edwardsville, Illinois 62025

Douglas Dyer, Director	Partner, Brennan Dyer & Company, LLC, 735 Broad Street
Suite 218, Chattanooga, Tennessee 37402

Tom F. Perles, Director, President, Chief	AEI Environmental,Inc., 710 North York Road,
Financial Officer and Secretary	Hinsdale, Illinois 60521.